UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                Blockbuster Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                         (Title of Class of Securities)

                               Class A: 093679108
                               Class B: 093679207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 28, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of " 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Statement constitutes Amendment No. 4 to the Schedule 13D previously filed on December 14, 2004 and amended on February 17, 2005, April 7, 2005, April 8, 2005 and April 19, 2005. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On April 28, 2005, Mr. Icahn issued a press release  attached hereto as
Exhibit 1 and he is sending a letter to stockholders of Issuer, which is attached hereto as Exhibit 2.

  SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF BLOCKBUSTER INC. FOR USE AT ITS ANNUAL MEETING. THE DEFINITIVE PROXY STATEMENT IS AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.


Item 7.  Material to be Filed as Exhibits

1. Press release dated April 28, 2005.
2. Letter to  stockholders of Issuer dated
   April 28, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2005


                             HOPPER INVESTMENTS LLC

         By:   Barberry Corp.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

BARBERRY CORP.


         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      Hopper Investments LLC, General Partner

         By:  Barberry Corp., member


         By: /s/ Edward E. Mattner
             Name: Edward E. Mattner
             Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


       [Signature Page of Amendment #5 to Schedule 13D - Blockbuster Inc.]

ICAHN OFFSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI OFFSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN ONSHORE L.P.

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

CCI ONSHORE LLC

         By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


ICAHN & CO., INC.

         By:      /s/ Irene S. March
         Name: Irene S. March
         Title: Controller


/s/ Carl C. Icahn_____________
-----------------
CARL C. ICAHN


       [Signature Page of Amendment #5 to Schedule 13D - Blockbuster Inc.]

                                                                      EXHIBIT 1


For Immediate Release:
Contact: Susan Gordon, 212-702-4309

           ICAHN QUESTIONS ANTIOCO'S THREAT TO RESIGN FROM BLOCKBUSTER

April 28, 2005, New York, NY. -- Carl Icahn announced today that he is sending the following letter to stockholders of Blockbuster concerning Mr. Antioco's threat to resign from Blockbuster if he is not elected as a director:

                                  CARL C. ICAHN
                          767 Fifth Avenue - 47th Floor
                               New York, NY 10153

April 28, 2005

Dear Fellow Blockbuster Stockholder:

We are engaging in a proxy contest with Blockbuster management and are attempting to elect Edward Bleier, Strauss Zelnick and me to the Blockbuster Board of Directors at the upcoming annual meeting of Blockbuster stockholders scheduled for May 11, 2005.


WHY IS MR. ANTIOCO SO AFRAID THAT WE WILL GET ELECTED THAT HE IS BLACKMAILING YOU TO VOTE FOR HIM?

Mr. Antioco announced yesterday that if he is not reelected to the Board he will quit the Company and the Company indicated that he would then be entitled to receive his full compensation package which is reported to be worth over $50 MILLION. WHY WOULD THE COMPANY CONCEDE THAT ISSUE? We have been advised by counsel that if he uses the fact that he is not on the Board as an excuse to resign, the Board would have 10 business days to cure the default. During those 10 business days, the Board could create a new Board seat and elect him a director, a move we would support and would prevent him from having an excuse to resign and thereby get his egregious compensation package. WE DON'T THINK MR. ANTIOCO WILL LEAVE WITHOUT HIS OUTRAGEOUSLY LARGE COMPENSATION PACKAGE.


WHY IS MR. ANTIOCO AFRAID THAT OUR THREE NOMINEES WILL BE ELECTED?

Because, if we elect all three of our nominees, then Mr. Antioco becomes much more accountable for his performance. If stockholders are dissatisfied with Mr. Antioco's performance during the next year, they will have the ability to nominate enough directors who, combined with our three directors, will constitute a majority of the Board in 2006. That Board will have the right to hire new management.


WHY SHOULD STOCKHOLDERS SUPPORT MY FULL SLATE?

If my slate is elected the nominees will comprise a minority of the Board. As a result, we understand that we will not be operating the Company. Indeed, Mr.
Antioco has spoken about his plan for the Company. We have no preconceived opinion regarding his plan. We are not seeking to micromanage or even manage the Company, but only to be strong advocates for the stockholders on the Board of Directors. We are obligated to act as fiduciaries for all the stockholders. AS FIDUCIARIES, WE WILL ATTEMPT TO CURB ANY EXCESSIVE EXECUTIVE COMPENSATION SCHEMES AND TO COUNSEL MANAGEMENT AGAINST WHAT WE MAY DEEM TO BE ILL-CONCEIVED BUSINESS PLANS THAT WASTE THE COMPANY'S ASSETS. We will use our best judgment about what is in the best interest of stockholders. However, we will not be the rubber-stamp directors that it is obvious Mr. Antioco desires.


WHO ARE OUR NOMINEES?

I chose Mr. Bleier and Mr. Zelnick as my co-nominees because they are well-respected entertainment industry veterans, who, if elected, will bring their life long industry experience to bear on the issues facing Blockbuster. Mr. Bleier recently retired, after 34 years of service, from Warner Bros Entertainment Inc., where he had been president of the division responsible for marketing of movies, animation and TV programs. Prior to that he was a senior executive of ABC-TV. He is presently a director of Real Networks Inc., a leading company in Internet streaming of audio and visual media. Mr. Zelnick is founder of Zelnick Media LLC, an investment and advisory firm specializing in media and entertainment. He was President and Chief Executive Officer of BMG Entertainment, at that time a $4.7 billion music and entertainment unit of Bertelsmann A.G., where he managed one of the world's largest music and entertainment companies, one of the leading music publishing companies and the world's largest record club. Previously, Mr. Zelnick was President and Chief Operating Officer of 20th Century Fox that was engaged in the production and distribution of feature films and television programming.

IS IT IMPORTANT TO ELECT ALL THREE OF THE NOMINEES ON OUR SLATE, RATHER THAN JUST TWO?

Election of three stockholder nominated directors at this time will help to insure that management is held accountable to its business plan. If they fail, stockholders will have the opportunity next year to nominate and elect more directors and if they do so there would be a majority of directors who are stockholder nominees. If you only elect two of our nominees, it will not be possible to ensure a majority of stockholder nominees after next year's election of directors. THE POSSIBILITY OF A STOCKHOLDER NOMINATED MAJORITY OF DIRECTORS IN 2006 IS WHAT WILL FURTHER INCENTIVIZE MANAGEMENT TO DO ITS BEST FOR STOCKHOLDERS.

I believe that true stockholder democracy involves stockholders expressing their rights and that elections of corporate boards should be more than a coronation process for board members' self perpetuation through self-nomination. I URGE STOCKHOLDERS TO VOTE FOR EACH OF THE THREE MEMBERS OF MY SLATE.

                                                              Very truly yours,

                                                                Carl C. Icahn

Stockholders of Blockbuster are advised to read the definitive proxy statement filed by Mr. Icahn and his affiliates in connection with their solicitation of proxies from Blockbuster stockholders. Stockholders of Blockbuster and other interested parties may obtain, free of charge, copies of the definitive proxy statement and any other documents filed by Mr. Icahn and his affiliates with the SEC, at the SEC's Internet website at www.sec.gov.

===============================================================================
                                    IMPORTANT

Please sign, date and return the enclosed GOLD proxy card today in the postage-paid envelope provided. Do not sign any proxy card that you may receive or have received from Blockbuster. You may also revoke any proxy you previously signed and submitted by signing, dating and returning the enclosed GOLD proxy card.

         If you have any questions, or need assistance in voting your shares, please contact the firm assisting us in the solicitation of proxies:

                              D.F. KING & CO., INC.
                                 48 Wall Street
                               New York, NY 10005
                         Call Toll-Free: 1-800-431-9645
            Banks and Brokerage Firms Call Toll-Free: 1-212-269-5550

===============================================================================

                                                                      EXHIBIT 2


                                  CARL C. ICAHN
                          767 Fifth Avenue - 47th Floor
                               New York, NY 10153

April 28, 2005

Dear Fellow Blockbuster Stockholder:

We are engaging in a proxy contest with Blockbuster management and are attempting to elect Edward Bleier, Strauss Zelnick and me to the Blockbuster Board of Directors at the upcoming annual meeting of Blockbuster stockholders scheduled for May 11, 2005.


WHY IS MR. ANTIOCO SO AFRAID THAT WE WILL GET ELECTED THAT HE IS BLACKMAILING YOU TO VOTE FOR HIM?

Mr. Antioco announced yesterday that if he is not reelected to the Board he will quit the Company and the Company indicated that he would then be entitled to receive his full compensation package which is reported to be worth over $50 MILLION. WHY WOULD THE COMPANY CONCEDE THAT ISSUE? We have been advised by counsel that if he uses the fact that he is not on the Board as an excuse to resign, the Board would have 10 business days to cure the default. During those 10 business days, the Board could create a new Board seat and elect him a director, a move we would support and would prevent him from having an excuse to resign and thereby get his egregious compensation package. WE DON'T THINK MR. ANTIOCO WILL LEAVE WITHOUT HIS OUTRAGEOUSLY LARGE COMPENSATION PACKAGE.


WHY IS MR. ANTIOCO AFRAID THAT OUR THREE NOMINEES WILL BE ELECTED?

Because, if we elect all three of our nominees, then Mr. Antioco becomes much more accountable for his performance. If stockholders are dissatisfied with Mr. Antioco's performance during the next year, they will have the ability to nominate enough directors who, combined with our three directors, will constitute a majority of the Board in 2006. That Board will have the right to hire new management.


WHY SHOULD STOCKHOLDERS SUPPORT MY FULL SLATE?

If my slate is elected the nominees will comprise a minority of the Board. As a result, we understand that we will not be operating the Company. Indeed, Mr.
Antioco has spoken about his plan for the Company. We have no preconceived opinion regarding his plan. We are not seeking to micromanage or even manage the Company, but only to be strong advocates for the stockholders on the Board of Directors. We are obligated to act as fiduciaries for all the stockholders. AS FIDUCIARIES, WE WILL ATTEMPT TO CURB ANY EXCESSIVE EXECUTIVE COMPENSATION SCHEMES AND TO COUNSEL MANAGEMENT AGAINST WHAT WE MAY DEEM TO BE ILL-CONCEIVED BUSINESS PLANS THAT WASTE THE COMPANY'S ASSETS. We will use our best judgment about what is in the best interest of stockholders. However, we will not be the rubber-stamp directors that it is obvious Mr. Antioco desires.


WHO ARE OUR NOMINEES?

I chose Mr. Bleier and Mr. Zelnick as my co-nominees because they are well-respected entertainment industry veterans, who, if elected, will bring their life long industry experience to bear on the issues facing Blockbuster. Mr. Bleier recently retired, after 34 years of service, from Warner Bros Entertainment Inc., where he had been president of the division responsible for marketing of movies, animation and TV programs. Prior to that he was a senior executive of ABC-TV. He is presently a director of Real Networks Inc., a leading company in Internet streaming of audio and visual media. Mr. Zelnick is founder of Zelnick Media LLC, an investment and advisory firm specializing in media and entertainment. He was President and Chief Executive Officer of BMG Entertainment, at that time a $4.7 billion music and entertainment unit of Bertelsmann A.G., where he managed one of the world's largest music and entertainment companies, one of the leading music publishing companies and the world's largest record club. Previously, Mr. Zelnick was President and Chief Operating Officer of 20th Century Fox that was engaged in the production and distribution of feature films and television programming.

IS IT IMPORTANT TO ELECT ALL THREE OF THE NOMINEES ON OUR SLATE, RATHER THAN JUST TWO?

Election of three stockholder nominated directors at this time will help to insure that management is held accountable to its business plan. If they fail, stockholders will have the opportunity next year to nominate and elect more directors and if they do so there would be a majority of directors who are stockholder nominees. If you only elect two of our nominees, it will not be possible to ensure a majority of stockholder nominees after next year's election of directors. THE POSSIBILITY OF A STOCKHOLDER NOMINATED MAJORITY OF DIRECTORS IN 2006 IS WHAT WILL FURTHER INCENTIVIZE MANAGEMENT TO DO ITS BEST FOR STOCKHOLDERS.

I believe that true stockholder democracy involves stockholders expressing their rights and that elections of corporate boards should be more than a coronation process for board members' self perpetuation through self-nomination. I URGE STOCKHOLDERS TO VOTE FOR EACH OF THE THREE MEMBERS OF MY SLATE.

                                                               Very truly yours,

                                                               Carl C. Icahn

Stockholders of Blockbuster are advised to read the definitive proxy statement filed by Mr. Icahn and his affiliates in connection with their solicitation of proxies from Blockbuster stockholders. Stockholders of Blockbuster and other interested parties may obtain, free of charge, copies of the definitive proxy statement and any other documents filed by Mr. Icahn and his affiliates with the SEC, at the SEC's Internet website at www.sec.gov.

===============================================================================
                                    IMPORTANT

Please sign, date and return the enclosed GOLD proxy card today in the postage-paid envelope provided. Do not sign any proxy card that you may receive or have received from Blockbuster. You may also revoke any proxy you previously signed and submitted by signing, dating and returning the enclosed GOLD proxy card.

         If you have any questions, or need assistance in voting your shares, please contact the firm assisting us in the solicitation of proxies:

                              D.F. KING & CO., INC.
                                 48 Wall Street
                               New York, NY 10005
                         Call Toll-Free: 1-800-431-9645
            Banks and Brokerage Firms Call Toll-Free: 1-212-269-5550

===============================================================================